Kalera AS
7455 Emerald Dunes Dr.
Orlando, FL 32822
April 21, 2022
Office of Life Sciences
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-3010

Re:	Kalera Public Ltd Co (Figgreen Limited)
Draft Registration Statement on Form S-4
Submitted February 9, 2022
CIK No. 0001909152
Ladies and Gentlemen:
Kalera Public Limited Company (the “Company”) and Agrico Acquisition Corp. (“Agrico,” and together with the Company, the “Parties”) have received and reviewed the comments in the letter of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission, dated March 8, 2022. The purpose of this letter is to provide responses to such comments. To assist in the Staff’s review of such responses, this letter restates the Staff’s comments, each of which is followed by a response.
Capitalized terms used herein but not otherwise defined shall have the meanings ascribed to such terms in the joint proxy statement/prospectus included in the above referenced registration statement (the “Joint Proxy Statement/Prospectus”).
The Parties respectfully submit the following as responses to the Staff:
Cover Page
1.Please include on the inside front cover page the information set forth in Item 2 of Form S-4.
The Parties respectfully advise the Staff that page 1 of the Joint Proxy Statement/Prospectus has been revised to address the Staff’s comment.
2.Please revise the cover page to disclose the expected ownership percentages in the combined company of Agrico's public stockholders, the Sponsor and Kalera AS' current equity owners if the business combination is approved and consummated.
The Parties respectfully advise the Staff that the cover page of the Joint Proxy Statement/Prospectus and the shareholder letters included therewith have been revised to address the Staff’s comment.

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Summary of the Material Terms of the Business Combination
3.We note that certain shareholders agreed to waive their redemption rights. Please describe any consideration provided in exchange for this agreement.
The Parties respectfully advise the Staff that pages 17, 34, 86, 127, 143 and 160 of the Joint Proxy Statement/Prospectus have been revised to address the Staff’s comment.
Q. What conditions must be satisfied to complete the Business Combination?
4.We note your disclosure of a closing condition requiring the receipt of all necessary regulatory approvals and clearances including all antitrust approvals. We further note your disclosure on page 144 stating your business combination agreement is not subject to any federal or state regulatory approval. Please reconcile your disclosure or advise.
The Parties respectfully advise the Staff that pages 15, 26 and 39 of the Joint Proxy Statement/Prospectus have been revised to address the Staff’s comment.
Risk Factors
5.Disclose the material risks to unaffiliated investors presented by taking Kalera AS public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.
The Parties respectfully advise the Staff that pages 79, 85 and 86 of the Joint Proxy Statement/Prospectus have been revised to address the Staff’s comment.
6.We note your disclosure of a potential conflict of interest in the sponsor recommending to consummate the business combination on page 82. Please clarify here if the sponsor and any affiliates can earn a positive rate of return on their investment, even if other SPAC shareholders experience a negative rate of return in the post-business combination company. Please also highlight the risk that the sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.
The Parties respectfully advise the Staff that pages 36, 87 and 161 of the Joint Proxy Statement/Prospectus have been revised to address the Staff’s comment. The Parties have also added a new Risk Factor addressing the rate of return risk on page 86.

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Background of the Business Combination
7.Please disclose when each of the potential targets discussed in this section were eliminated from consideration. Please also specify Agrico’s target industries and areas of expertise that were targeted during the evaluation process and why Agrico needed to consult industry experts during the review process.
The Parties respectfully advise the Staff that pages 145, 146, 148 and 153 of the Joint Proxy Statement/Prospectus have been revised to address the Staff’s comment.
8.Please revise your disclosure to quantify the initial valuation that was delivered to Kalera as part of the term sheet on October 9, 2021 and describe how the Agrico Board arrived at this valuation. Please also discuss any subsequent adjustments to the initial valuation. Please also discuss why earn-out provisions were included in December 2021 and describe these provisions.
The Parties respectfully advise the Staff that pages 147 and 148 of the Joint Proxy Statement/Prospectus have been revised to address the Staff’s comment.
Agrico Board's Reasons for the Business Combination
9.Please disclose the general criteria and guidelines that Agrico believed would be important in evaluating prospective target businesses. Please also disclose the valuations and trading of publicly traded companies and valuations of precedent merger and acquisition targets in similar and adjacent sectors that were considered by the Agrico Board.
The Parties respectfully advise the Staff that pages 150, 151 and 155 - 157 of the Joint Proxy Statement/Prospectus have been revised to address the Staff’s comment.
Kalera Projected Financial Information
10.We note the disclaimer that readers are cautioned not to rely on the projections in making a decision regarding the transaction. While it is acceptable to include qualifying language concerning subjective analyses, it is inappropriate to indicate that investors cannot rely on disclosure. Please revise accordingly.
The Company respectfully advises the Staff that page 158 of the Joint Proxy Statement/Prospectus has been revised to address the Staff’s comment.
11.Please disclose the related costs of opening the projected number of facilities for the years ending December 31, 2022, 2023, 2024, 2025 and 2026 and the projected net income for each of those years.
The Parties respectfully advise the Staff that pages 158 and 159 of the Joint Proxy Statement/Prospectus have been revised to address the Staff’s comment.

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Information About Kalera
12.Please balance your disclosure related to the $30 billion total addressable market for leafy greens by discussing Kalera AS' current market share. Please also place your disclosure in appropriate context with reference to your limited sales to date, history of losses and accumulated deficit of approximately $22.5 million. Please also provide the basis for the claim that Kalera is one of the fastest growing vertical farming companies in the world.
The Parties respectfully advise the Staff that pages 30, 202, 210, 217 and 224 of the Joint Proxy Statement/Prospectus have been revised to address the Staff’s comment.
Partnerships and Acquisitions
13.We note the disclosure Kalera's partnership with Signify (Phillips) and ongoing collaborations with both the University of Florida and A*STAR. Please provide a more fulsome discussion of these arrangements, including clarifying the responsibilities of the parties, any intellectual property rights transferred, any payments made, and any term or expiration dates. To the extent these are formal collaboration agreements, please file these agreements as exhibits to this registration statement or explain why you believe such filing is unnecessary.
The Parties respectfully advise the Staff that pages 111 and 209 of the Joint Proxy Statement/Prospectus have been revised to address the Staff’s comment.
The Parties respectfully further advise the Staff that, upon further consideration, to the extent these agreements may be deemed to constitute formal collaboration agreements, the intellectual property rights provided for pursuant to such agreements are not material to Kalera’s business, taken as a whole, and no intellectual property rights which are material to Kalera’s business, taken as a whole, have yet been developed pursuant to such arrangements. The intellectual property-related rights and obligations provided for pursuant to such arrangements are such that ordinarily accompany the business conducted by Kalera. Accordingly, pursuant to Item 601(b)(10)(ii) of Regulation S-K, such intellectual property-related arrangements are not required to be filed as exhibits to the registration statement.
Intellectual Property Rights
14.Please revise your disclosure to include the type of patent protection, jurisdictions where protected, ownership status, and expiration dates for all of Kalera AS' material patents.
The Parties respectfully advise the Staff that page 214 of the Joint Proxy Statement/Prospectus has been revised to address the Staff’s comment.

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Management of Pubco Following the Business Combination
15.For the background disclosure of Pubco's directors and officers following the business combination, please describe the business experience of each director or officer during the past five years including their principal occupations and the name and principal business of any corporation where they were employed. Refer to Regulation S-K Item 401(e)(1). In addition, for each director, briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director.
The Parties respectfully advise the Staff that pages 238 - 240 of the Joint Proxy Statement/Prospectus have been revised to address the Staff’s comment.
Certain Relationships and Related Person Transactions
Agrico Related Person Transactions
16.Please quantify the aggregate value of all payments and reimbursements, including amounts due to the sponsor, officers and directors, and any affiliates under the terms of the Business Combination agreements.
The Parties respectfully advise the Staff that pages 35, 87 and 255 of the Joint Proxy Statement/Prospectus have been revised to address the Staff’s comment.
Agrico Acquisition Corp. Financial Statements
Note 7 - Warrants
17.Please explain to us how you determined that the public and private placement warrants meet the criteria for equity treatment. We reference your disclosure in Note 9 on page F- 49 that "in view of the new guidance from the SEC, the Company determined that the warrants may contain the features identified in the guidance therefore the Company continues to evaluate the instruments for appropriate accounting treatment." We also note that in the Agrico Acquisition Corp. Form S-1 filed June 28, 2021 the Capitalization table on page 64 reflects the warrants as liabilities in accordance with the guidance in ASC 815-40.
The Parties respectfully refer the Staff to Agrico’s correspondence with the Staff in connection with the accounting treatment of the public and private placement warrants, which was filed with the SEC on September 17, 2021 and November 5, 2021. In addition, Agrico subsequently entered into an amended and restated warrant agreement (the “Amended and Restated Warrant Agreement”) to amend and restate the warrant agreement, dated July 7, 2021 (the “Original Agreement”), by and between the Company and Continental Stock Transfer & Trust Company in order to correct certain omitted language and other typographical errors found in the Original Agreement. In particular, the Amended and Restated Warrant Agreement clarifies that Agrico’s private warrants

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and working capital warrants, if any, are identical to the public warrants that were included as part of the units sold in Agrico’s initial public offering.
The following is a summary of Agrico’s analysis under Financial Accounting Standards Board Accounting Standards Codification (“ASC”) Topic 815-40 to support equity classification for the public warrants issued as part of the public offering (the “Public Warrants”) and the private warrants sold in connection with the public offering (the “Private Warrants”, together with the Public Warrants, the “Warrants”).
Accounting Guidance and Analysis
I. Are the Warrants freestanding or embedded?
Accounting Guidance:
The definition from ASC Master Glossary of a “Freestanding Financial Instrument” is a financial instrument that meets either of the following conditions:
a.It is entered into separately and apart from any of the entity’s other financial instruments or equity transactions; or
b.It is entered into in conjunction with some other transaction and is legally detachable and separately exercisable.
Accounting Analysis and Conclusion:
Upon the closing of Agrico’s initial public offering (the “IPO”) and the issuance of units (the “Units”), the Public Warrants can be detached from the Units and be separately tradeable on the 52nd day after the IPO. However, the Warrants cannot be exercised until the later of 30 days after the completion of initial business combination or 12 months from the closing of the IPO.
The Private Warrants were sold separately from the Units. Therefore, Agrico has concluded that both the Public Warrants and the Private Warrants are freestanding upon the IPO as they meet the definition of a Freestanding Financial Instrument from the ASC Master Glossary as described above.

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II. Should the Warrants be accounted for using the guidance in ASC Topic 480?
Accounting Guidance:
ASC Topic 480 requires a reporting entity to classify certain freestanding financial instruments as liabilities (or in some cases as assets). ASC Topic 480 provides guidance on which instruments are within its scope:
1.A mandatorily redeemable financial instrument shall be classified as a liability unless the redemption is required to occur only upon the liquidation or termination of the reporting entity.
2.A financial instrument that embodies a conditional obligation to redeem the instrument by transferring assets upon an event not certain to occur becomes mandatorily redeemable if that event occurs, the condition is resolved, or the event becomes certain to occur.
3.An entity shall classify as a liability (or an asset in some circumstances) any financial instrument, other than an outstanding share, that, at inception, has both of the following characteristics:
a.It embodies an obligation to repurchase the issuer’s equity shares or is indexed to such an obligation.
b.It requires or may require the issuer to settle the obligation by transferring
4.A financial instrument that embodies an unconditional obligation, or a financial instrument other than an outstanding share that embodies a conditional obligation, that the issuer must or may settle by issuing a variable number of its equity shares shall be classified as a liability (or an asset in some circumstances) if, at inception, the monetary value of the obligation is based solely or predominantly on any one of the following:
a.A fixed monetary amount known at inception (for example, a payable that may be settled with a variable number of the issuer’s equity shares)
b.Variations in something other than the fair value of the issuer’s equity shares (for example, a financial instrument indexed to the Standard and Poor’s S&P 500 Index and that may be settled with a variable number of the issuer’s equity shares)
c.Variations inversely related to changes in the fair value of the issuer’s equity shares (for example, a written put option that could be net share settled).

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Accounting Analysis and Conclusion:
1.Although Section 6.1 of the warrant agreement and the warrant certificate provide Agrico with the option to redeem the Public Warrants if the share price equals or exceeds $18.00 per share over the specified period of time, the election to redeem is at Agrico’s sole discretion. In addition, the Warrants will expire five years after the consummation of the business combination if they remain unredeemed or unexercised. Therefore, the Public Warrants are determined to not be mandatorily redeemable and this criterion is not met. The Private Warrants are excluded from Agrico’s redemption rights under Section 6, regardless of the holders of the Private Warrants.
2.The Public Warrants are optionally redeemable when the share price equals or exceeds $18.00 per share but in no event will this redemption become mandatory because the redemption is at the option of Agrico and not the Warrant holder. Therefore, this criterion is not met.
3.Agrico’s Class A Ordinary Shares will be non-redeemable when the Warrants are exercisable, which is 30 days after the completion of business combination. Therefore, this criterion is not met.
4.The number of Public Warrants and Private Warrants to be exchanged is fixed with a fixed exercise price of $11.50. Therefore, this criterion is not met.
As none of the criteria above are met, the Public Warrants and the Private Warrants are not considered liabilities in accordance with ASC Topic 480.
III. Do the Warrants meet the definition of a derivative?
Accounting Guidance:
Once a reporting entity has determined that a freestanding instrument should not be accounted for using the guidance in ASC 480, the next step is to determine whether the instrument meets the definition of a derivative under ASC 815-10-15-83. A derivative instrument is a financial instrument or other contract with all of the following characteristics:
a.Underlying, notional amount, payment provision. The contract has both of the following terms, which determine the amount of the settlement or settlements, and, in some cases, whether or not a settlement is required:
1.One or more underlyings
2.One or more notional amounts or payment provisions or both

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b.Initial net investment. The contract requires no initial net investment or an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors.
c.Net settlement. The contract can be settled net by any of the following means:
1.Its terms implicitly or explicitly require or permit net settlement
2.It can readily be settled net by a means outside the contract
3.It provides for delivery of an asset that puts the recipient in a position not substantially different from net settlement.
Analysis and Conclusion:
As noted above, the Public Warrants contain an underlying (price of Agrico’s Class A ordinary shares), a notional (the number of Class A ordinary shares covered by the warrants), requires no initial net investment, and can be net share settled (cashless exercise upon redemption event). According to ASC 815-10-15-102, the net settlement criterion as described in paragraph 815-10-15-83(c) is met if a contract provides for net share settlement at the election of either party, i.e. by delivery of shares at then current market price. The Public Warrants meet the definition of a derivative.
ASC 815-10-15-83(c)
Net settlement. The contract can be settled net by any of the following means:
4.Its terms implicitly or explicitly require or permit net settlement
5.It can readily be settled net by a means outside the contract
6.It provides for delivery of an asset that puts the recipient in a position not substantially different from net settlement.
ASC 815-40-15 addresses when an instrument, or embedded component that meets the definition of a derivative, is considered indexed to a reporting entity’s own share. The guidance requires a reporting entity to apply a two-step approach—it requires the evaluation of an instrument’s, or embedded component’s, contingent exercise provisions and then the instrument’s, or embedded component’s, settlement provisions.

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IV. Are the Warrants considered indexed to Agrico’s own stock?
Accounting Guidance:
ASC Topic 815-40-15-2: The guidance in this Subtopic applies to freestanding contracts that are indexed to, and potentially settled in, an entity’s own stock. ASC Topic 815-40-55-1 provides related implementation guidance.
Step one — exercise contingencies:
ASC Topic 815-40-15-7A: An exercise contingency shall not preclude an instrument (or embedded feature) from being considered indexed to an entity’s own stock provided that it is not based on either of the following:
a.An observable market, other than the market for the issuer’s stock (if applicable).
b.An observable index, other than an index calculated or measured solely by reference to the issuer’s own operations (for example, sales revenue of the issuer; earnings before interest, taxes, depreciation, and amortization of the issuer; net income of the issuer; or total equity of the issuer).
Step two — settlement provisions:
ASC Topic 815-40-15-7: An instrument (or embedded feature) shall be considered indexed to an entity’s own stock if its settlement amount will equal the difference between the following:
a.The fair value of a fixed number of the entity’s equity shares.
b.A fixed monetary amount or a fixed amount of a debt instrument issued by the entity.
ASC Topic 815-40-15-7D: An instrument’s strike price or the number of shares used to calculate the settlement amount are not fixed if its terms provide for any potential adjustment, regardless of the probability of such adjustment(s) or whether such adjustments are in the entity’s control. If the instrument’s strike price or the number of shares used to calculate the settlement amount are not fixed, the instrument (or embedded feature) shall still be considered indexed to an entity’s own stock if the only variables that could affect the settlement amount would be inputs to the fair value of a fixed-for-fixed forward or option on equity shares.
ASC Topic 815-40-15-7E: A fixed-for-fixed forward or option on equity shares has a settlement amount that is equal to the difference between the price of a fixed number of equity shares and a fixed strike price. The fair value inputs of a fixed-for-fixed forward or option on equity shares may include the entity’s stock price and additional variables, including all of the following:
a.Strike price of the instrument

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b.Term of the instrument
c.Expected dividends or other dilutive activities
d.Stock borrow cost
e.Interest rates
f.Stock price volatility
g.The entity’s credot spread
h.The ability to maintain a standard hedge position in the underlying shares.
Determinations and adjustments related to the settlement amount (including the determination of the ability to maintain a standard hedge position) shall be commercially reasonable.
Accounting Analysis and Conclusion:
Agrico’s management evaluated the Warrants’ settlement provisions, noting the following provisions in the warrant agreement that provide for adjustments to the settlement amounts of the Warrants. The analysis of these terms is interpreted with reference to both Step 1 and Step 2 of the indexation guidance, as well as the requirements for equity classification under ASC Topic 815-40.

Provisions in the Warrant Agreement	Analysis of the Warrants
Warrant Price (Section 3.1)
This provision provides that Agrico, at its sole discretion, may lower the Warrant exercise price provided that Agrico provides at least 20 business days’ written advance notice.

This provision allows Agrico to lower the exercise price; however, any such decision shall be solely at the discretion of Agrico; therefore, it is considered within the entity’s control and does not preclude the Warrants from being considered indexed to the entity’s own shares as Agrico can choose not to exercise its right.

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Stock Dividends; Split ups (4.1)
This provision provides for an increase of the number of Class A ordinary shares issuable on exercise of each Warrant in proportion to an increase in the number of issued and outstanding Class A ordinary shares as a result of stock dividend, split up or similar events.
Aggregation of Shares (4.2)
This provision provides for a decrease of the number of Class A ordinary shares issuable on exercise of each Warrant in proportion to a decrease in the number of issued and outstanding Class A ordinary shares as a result of consolidation, combination, reclassification of Class A ordinary shares or other similar events.
Extraordinary Dividends (4.3)
This provision provides for a decrease of the exercise price of the Warrants as a result of Extraordinary Dividends paid to all or substantially all of the holders of Class A ordinary shares.
Adjustments in Exercise Price (4.4)
Whenever the number of Class A ordinary shares purchasable upon the exercise of the Warrants is adjusted, the Warrant Price shall be adjusted (to the nearest cent) by multiplying such Warrant Price immediately prior to such adjustment by a fraction (x) the numerator of which shall be the number of Ordinary shares purchasable upon the exercise of the Warrants immediately prior to such adjustment, and (y) the denominator of which shall be the number of Ordinary shares so purchasable immediately thereafter.

These provisions are anti-dilution provisions, which, consistent with the guidance in ASC Topic 815-40-15-7G and the example in Subtopics 55-42 and 55-43, are each based on a mathematical calculation that determines the direct effect that the occurrence of such dilutive events has on settlement.
Standard pricing models (e.g., Black Scholes Option pricing) contain certain implicit assumptions such as (i) dilutive events will not occur and (ii) stock price changes will be continual. ASC Topic 815-40-15-7G permits adjustments to the settlement terms that neutralize the effects of events that invalidate the implicit assumptions.
Stock dividends (Section 4.1), aggregation of shares (Section 4.2) and extraordinary dividends (Section 4.3.1) are all dilutive events that invalidate the implicit “continual stock price changes” and “no dilutive events” assumptions of an option-pricing model. The adjustment to the exercise price specified in Section 4.4 will neutralize the effect of event of any adjustment pursuant to Sections 4.1, 4.2 and 4.3.1 by applying the same ratio of the change in exercisable shares to the exercise price. Hence, the Warrant holders maintain the same intrinsic value both before and after the dilutive events.
These provisions do not preclude the Warrants from being considered indexed to the entity’s own shares as the adjustments neutralize the effect of dilutive events that invalidate the implicit assumptions of a “fixed-for-fixed” option pricing.

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Issuance in connection with a Business Combination (4.6)
This provision provides for an adjustment of the exercise price of the Warrants (and the redemption trigger price described in Sections 6) if Agrico issues additional Class A ordinary shares or equity-linked securities at a price of less than $9.20 per share in order to finance more than 60% of the total equity proceeds for the funding of Agrico’s initial Business Combination and the Market Value is below $9.20 per share.

This provision is a “Down Round Feature” as defined in ASC Topic 815-40-20. In accordance with ASC Topic 815-40-15-5D, Down Round Features are excluded from the consideration of whether the instrument is indexed to the entity’s own stock for the purposes of applying Step 2 of the indexation framework.
This provision does not preclude the Warrants from being considered indexed to Agrico’s own stock.

Replacement of Securities upon Reorganization, etc. (4.5)
This provision provides that in the event of a reclassification or reorganization, merger or consolidation, or sale of the assets of Agrico, that the warrant holder would be entitled to settlement in the same form of consideration payable to all holders of Common Stock in the event of a reorganization, consolidation, change of control, or similar event, that the holder of the Warrants would have received if such holder had exercised his, her or its Warrant(s) immediately prior to such event.
This provision does not alter the settlement amount; the fair value of the consideration received is the same as would have been received had the holder of the Warrants exercised the Warrants for Common Stock and participated in the transaction. Therefore, this provision is not evaluated in Step 2 of the indexation guidance. Instead, this provision provides for a potential scenario whereby Agrico would have to net cash settle the warrants. However, in accordance with the exception in ASC 815-40-25-8 and the guidance in Deloitte’s Indexation Guide, equity classification is not precluded by such net cash settlement as the holder is permitted to receive the kind and amount of consideration to which it would have been entitled had the Warrant been exercised for stock.

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Redemption of Warrants for Cash (6.1)
This provision provides Agrico with an option to redeem the Public Warrants for $0.01 per Warrant at any time during the Exercise Period if the share price exceeds $18.00 per share with 30 days’ notice to the holder.
The private warrants are excluded from this redemption provision, regardless of the characteristics of the holders of the private warrants.

Agrico considers the $0.01 redemption price to be non-substantive because it is redeemable only when the stock price exceeds $18.00. Agrico believes a reasonable investor would exercise within the 30 days’ notice period as the intrinsic value of the warrants will be significantly more than $0.01 redemption prices during that period. Therefore, the redemption event will effectively accelerate the exercise of the warrants and is an exercise contingency under Step 1 of the indexation rule. The contingency is based on Agrico’s stock exceed $18 which is the market for Agrico’s stock and therefore not precludes equity classification.
Once the redemption option is exercised, there is no further adjustment to the settlement amount. Hence, Step 2 is met.
The provision does not preclude the Public Warrants from being considered indexed to the entity’s own share.

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Cashless Exercise in the Event of Redemption (3.3.1(b))
This provision provides Agrico with an option to force cashless exercise upon the occurrence of a redemption event. The holders are required to surrender

The cashless exercise option is only exercisable when the stock price exceeds $18 and is at the option of Agrico. Agrico considers this as an exercise contingency based on the market for Agrico stock and hence, does not preclude equity classification.
Once Agrico elects to force cashless exercise, Agrico can net share settle the warrants with inputs of a fixed-for-fixed option, i.e., then current stock prices of Agrico. Step 2 is met.

Cashless Exercise in the Event of Registration Statements Required by Section 7.4 (upon the closing of Business Combination) Is Not Then Effective (3.3.1(d))
This provision provides the holders to cashless exercise during the period beginning on the 90th day after the closing of the Business Combination and ending upon the effectiveness of such registration statement, and during any other period thereafter when Agrico fails to maintain an effective registration statement to cover the shares issuable upon the exercise of the warrants.

The cashless exercise option is only exercisable when Agrico fails to maintain an effective registration statement during certain periods. This is an exercise contingency and is not based on an observable market or index that precludes equity classification.
Upon exercise, Agrico can net share settle the warrants with inputs of a fixed-for-fixed option, i.e., then current stock prices of Agrico. Step 2 is met.

Other Events (4.10) This provision allows Agrico to adjust the terms of the Warrants for events not specified in section 4 but would have an adverse effect on the Warrants.
ASC Topic 815-40-15-7G states that provisions that allow the issuer to unilaterally modify the terms of the instrument to benefit the counterparty would not preclude the instrument from equity classification.
Section 4.10 allows Agrico to unilaterally adjust the terms of the Warrants to avoid an adverse impact on the Warrants. Agrico believes that avoiding an adverse impact on the Warrants will essentially benefit the Warrant holders. Therefore, Agrico has concluded that this provision will not preclude the Warrants from equity classification as stated in ASC Topic 815-40-15-7G above.

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Based on the considerations above, Agrico concludes that the Warrants are considered indexed to its own shares. However, the Company is still required to determine whether the warrant instrument would be classified in equity under the guidance in Subtopic 815-40 in determining whether they qualify for that scope exemption.
IV. Should the Warrants be classified as a liability or equity?
Accounting Guidance:
ASC Topics 815-40-25-1 and 25-2 provide the general framework for determining whether an instrument that is considered indexed to an issuer’s own stock should be classified as a liability (or in some cases, an asset) or as equity.
The initial balance sheet classification of contracts generally is based on the concept that:
a.Contracts that require net cash settlement are assets or liabilities.
b.Contracts that require settlement in shares are equity instruments.
Further, an entity shall observe both of the following:
a.If the contract provides the counterparty with the choice of net cash settlement or settlement in shares, ASC Topic 815-40-25 assumes net cash settlement.
b.If the contract provides the entity with a choice of net cash settlement or settlement in shares, ASC Topic 815-40-25 assumes settlement in shares.
Therefore, contracts that are settled by gross physical delivery of shares or net share settlement may be equity instruments. Contracts that require or permit the investor to require a reporting entity to net cash settle are accounted for as assets or liabilities at fair value with changes in fair value recorded in earnings. Contracts that a reporting entity could be required to settle in cash should be accounted for as an asset or liability at fair value, regardless of whether net cash settlement would only occur under a remote scenario.
For a shares-settled contract to be classified as equity, each of the following additional conditions in ASC Topic 815-40-25 must also be met to ensure that the issuer has the ability to settle the contract in shares (all of the conditions must be met).

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These conditions are intended to identify situations in which net cash settlement could be forced upon the issuer by investors or in any other circumstance, regardless of likelihood, except for (1) liquidation of the company or (2) a change in control in which the company’s stockholders also receive cash. The criteria in ASC Topic 815-40-25-10 is analyzed as follows:

Share-settlement Criteria	Provisions in the warrant agreement	Application to Warrants

a. Settlement permitted in unregistered shares
Issuance of Common Stock (Section 3.3.2)
This provision provides an option for Agrico to disallow any exercise of warrants if there is no effective registration statement in place and it clearly stated that the is no net cash settlement in any event.

Yes. While the Warrants require delivery of registered shares, Agrico identified the following exception that allows it to legally be able to deliver shares.
Exception #1 – ASC Topic 815-40-25-14 assumed net cash settlement if Agrico is required to deliver registered shares and if (i) the instrument does not specify if net cash settlement would be permitted, and (ii) the instrument does not specify how the contract would be settled if Agrico is unable deliver registered shares. Condition (i) and (ii) are not met because they are addressed within Section 3.3.2.

b. Entity has sufficient authorized and unissued shares	Valid Issuance (Section 3.3.3) The provision stipulates that all Class A ordinary shares issuable upon exercise shall be validly issues, fully paid and non-assessable.	Yes. Agrico currently has 200 million Class A ordinary shares authorized; and it had 185.5 million unissued shares at the issuance date of the Warrants.

c. Contract contains an explicit share limit		Yes.
d. No required cash payment if entity fails to timely file	Registration of Ordinary Shares; Cashless Exercise at Company’s Option (7.4) This provision provides for “best effort” to file a new registration statement.	Yes.

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e. No cash-settled top-off or make-whole provisions	N/A	Yes. There are no provisions in the contract that provide for top-off, make-whole, or similar cash settlements.

f. No counterparty rights rank higher than stockholder rights
Replacement of Securities upon Reorganization, etc. (4.5)
This provision provides that in the event of a reclassification or reorganization, merger or consolidation, or sale of the assets of Agrico, that the warrant holder would be entitled to settlement in the same form of consideration payable to all holders of Class A ordinary shares in the event of a reorganization, consolidation, change of control, or similar event, that the holder of the Warrants would have received if such holder had exercised his, her or its Warrant(s) immediately prior to such event.

Yes. The fair value of the consideration received is the same as would have been received had the holder of the Warrants exercised the Warrants for Class A ordinary shares and participated in the transaction. This provision provides for a potential scenario whereby Agrico would have to net cash settle the warrants. However, in accordance with the exception in ASC 815-40-25-8, equity classification is not precluded by such net cash settlement as the holder is permitted to receive the kind and amount of consideration to which it would have been entitled had the Warrant been exercised for shares.
There is no other provision in the contract that indicate the counterparty has rights that rank higher than those of a shareholder of the shares underlying the warrants.

g. No collateral required	N/A	Yes. There is no requirement in the contract to post collateral at any point or for any reason.
Based on the above analysis, the Warrants should be classified within shareholders’ equity because there are no circumstances under which Agrico can be forced to net cash settle the contract.

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&EVER GMBH Financial Statements
18.Please explain to us how you considered the updating requirements of Item 8.A. of Form 20-F for the financial statements of &EVER GMBH.
The Parties respectfully advise the Staff that they have acknowledged the Staff’s comment and have added interim financial statements for &ever GmbH, as of September 30, 2021 and for the nine months ended September 30, 2021 (the most recent interim period preceding the acquisition date) and September 30, 2020 (the corresponding interim period of the prior year).
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If you have any questions regarding the above responses, please do not hesitate to contact Mr. Fernando Cornejo of Kalera AS at (407) 574-8204.

Sincerely,

/s/ Fernando Cornejo

Fernando Cornejo
Chief Financial Officer
Kalera AS

/s/ Brent De Jong

Brent De Jong
Chief Executive Officer
Agrico Acquisition Corp.

cc:	David Dixter, Esq.
Iliana Ongun, Esq.
Milbank LLP

Mitchell S. Nussbaum, Esq.
Tahra Wright, Esq.
Loeb & Loeb LLP

Connor Manning, Esq.
Arthur Cox LLP